Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 033-59563, 333-11860, 333-100004, 333-119504, and 333-215251) of our report dated July 13, 2026, with respect to the statements of net assets available for benefits of The Toro Company Retirement Plan as of December 31, 2025 and 2024, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedules as of and for the year ended December 31, 2025, which report appears in the December 31, 2025 Annual Report on Form 11-K of The Toro Company Retirement Plan.

/s/ CBIZ CPAs P.C.

West Conshohocken, Pennsylvania
July 13, 2026